# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SiriusPoint Ltd., CIK 0001576018
CUSIP: G8192H106
Title of class of securities: Common Shares, par value $0.10 per share
Address of issuer's principal executive offices: Point Building, 3 Waterloo Lane, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0000899140-21-000415
Filed by CIK 0001300345
Persons authorized to receive notices and communications: Third Point LLC, 55 Hudson Yards, New York, New York (NY), 10001, (212) 715-3880

## Reporting persons
- Loeb, Daniel S. (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 11,068,662; shared voting power 0; sole dispositive power 11,068,662; shared dispositive power 0; aggregate amount beneficially owned 11,068,662 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.10 per share
Name of issuer: SiriusPoint Ltd.
Address of issuer's principal executive offices: Point Building, 3 Waterloo Lane, Pembroke, Bermuda (D0), HM 08
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") relates to the common shares (the "Common Shares") of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the "Issuer"), and amends the Schedule 13D filed by the undersigned reporting person (the "Reporting Person") on April 2, 2021, as previously amended by Amendment No. 1 thereto filed on May 17, 2022, Amendment No. 2 thereto filed on April 12, 2023, Amendment No. 3 thereto filed on May 12, 2023, and Amendment No. 4 thereto filed on August 9, 2023 (as so amended, the "Original Schedule 13D" and, together with this Amendment No. 5, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. This Amendment No. 5 is being filed to amend and supplement Items 3, 4, 5, 6 and 7 of the Schedule 13D as set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:
The information contained in Item 4 of Amendment No. 5 is incorporated by reference herein, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On February 27, 2025, Third Point Opportunities Master Fund L.P. and the 2011 Loeb Family GST Trust (together, the "Selling Shareholders") completed a registered public secondary offering of 4,106,631 Common Shares (the "Offering") at a price to the public of $14.00 per share, pursuant to a registration statement (including a prospectus) on Form S-3 (File No. 333-283827), dated December 16, 2024, filed by the Issuer with the SEC on December 16, 2024 (the "Registration Statement"), and a prospectus supplement, dated February 25, 2025, filed by the Issuer with the SEC on February 26, 2025 (the "Prospectus Supplement"), as more fully described in the Prospectus Supplement and the Issuer's current report on Form 8-K, as filed with the SEC on February 27, 2025 (the "Form 8-K").

In connection with the Offering, the Selling Shareholders, the Issuer and Jefferies LLC, as the underwriter (the "Underwriter"), entered into an Underwriting Agreement, dated February 25, 2025 (the "Underwriting Agreement"), pursuant to which the Selling Shareholders agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Selling Shareholders, subject to and upon the terms and conditions set forth therein, the above-referenced 4,106,631 Common Shares. In connection with the completion of the Offering, on February 27, 2025 (the "Closing Date"), 1,190,000 Common Shares were sold by Third Point Opportunities Master Fund L.P. and 2,916,631 Common Shares were sold by the 2011 Loeb Family GST Trust, at a price of $13.7146 per share (reflecting the public offering price of $14.00 per share, less the underwriting discount of $0.2854 per share). In connection with the Offering, on the Closing Date, the Issuer repurchased and subsequently cancelled an aggregate of 500,000 Common Shares, as more fully described in the Form 8-K. The foregoing description does not purport to be a complete description of the Offering, which is more fully described in the Prospectus Supplement and the Form 8-K, or the Underwriting Agreement, which is qualified in its entirety by reference to the full text of the Underwriting Agreement, which was previously filed by the Issuer as Exhibit 1.1 to the Form 8-K and is attached hereto as Exhibit 99.5 and incorporated by reference herein, and by the Prospectus Supplement and the Form 8-K, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended to reflect the following:

The information contained in Item 4 of Amendment No. 5 is incorporated by reference herein, as applicable.

As of the close of business on February 27, 2025, the Reporting Person may be deemed to beneficially own, in the aggregate, 11,068,662 Common Shares, representing approximately 9.54% of the issued and outstanding Common Shares, of which the 2010 Loeb Family Trust owns 235,127 Common Shares, Third Point Advisors LLC owns 1,000,000 Common Shares, Third Point Opportunities Master Fund L.P. owns 6,303,842 Common Shares, the 2011 Loeb Family GST Trust owns 1,889,039 Common Shares and the Reporting Person owns 1,640,654 Common Shares. The Reporting Person disclaims beneficial ownership of such Common Shares, except to the extent of his pecuniary interest therein, if any. The calculation of the percentage of Common Shares which the Reporting Person may be deemed to beneficially own is based upon the 116,012,245 Common Shares issued and outstanding as of the close of business on February 27, 2025 (following the completion of the Offering and the repurchase of Common Shares by the Issuer on such date), as reported by the Issuer in the Prospectus Supplement and the Form 8-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the Common Shares set forth in Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 5, the Reporting Person has not effected any transaction in the past 60 days in Common Shares.
Other persons with the right to receive dividends or sale proceeds: Other than the affiliates of the Reporting Person set forth in Item 5(a) of this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares described in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:
The information contained in Item 4 and Item 5 of Amendment No. 5 is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.5: Underwriting Agreement, dated February 25, 2025, by and among SiriusPoint Ltd., Third Point Opportunities Master Fund, L.P., the 2011 Loeb Family GST Trust and Jefferies LLC, which was previously filed with the SEC on February 27, 2025 as Exhibit 1.1 to the Form 8-K of SiriusPoint Ltd.

## Signatures
- Loeb, Daniel S.: /s/ Jana Tsilman, Attorney-in-Fact for Daniel S. Loeb, Jana Tsilman, Attorney-in-Fact for Daniel S. Loeb (02/28/2025)
Comment: The Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG, is incorporated herein by reference.